SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: April 2002

ADECCO SA
(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: __30 April 2002__

PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL

By: _____
Felix Weber
Chief Financial Officer

Dated: __30 April 2002__

By: _____
Hans R. Brütsch
Corporate Secretary

Attached:
- Summary resolution of Shareholders at AGM of 17 April 2002
- Publication in Swiss Commercial Gazette: Shareholders Agreement ceases
- Articles of Incorporation of Adecco SA as of 17 April 2002
- Publication in Swiss Commercial Gazette regarding conversion of participation certificates into registered shares
- Acquisition of jobpilot: Press Release on completion



Wallisellen, 30 April 2002

Resolutions by the shareholders on 17 April 2002

The Shareholders have approved the proposals of the Board of Directors. Arthur Andersen has been appointed as Auditors. If Arthur Andersen will be taken over by Ernst & Young, Ernst & Young will become the company's Auditor.

Die Aktionäre haben die Vorschläge des Verwaltungsrates genehmigt. Arthur Andersen wurde als Auditor gewählt. Sollte Arthur Anderson von Ernst & Young übernommen werden, wird Ernst & Young neuer Auditor für die Firma.

Les actionnaires ont approuvé les propositions du Conseil d'Administration. Arthur Andersen a été nommé comme organes de révision. Si la société Arthur Andersen est acquise par Ernst & Young, cette société deviendra organes de révision d'Adecco SA.

Hans R. Brütsch
Corporate Secretary



Adecco AG
Chéserex VD

UMTAUSCH DER PARTIZIPATIONSSCHEINE IN NAMENAKTIEN KOTIERUNG VON 49'000 NAMENAKTIEN AUS ORDENTLICHEM KAPITAL

Die ordentliche Generalversammlung der Aktionäre der Adecco AG vom 17. April 2002 hat auf Antrag des Verwaltungsrates u.a. beschlossen, die Reduktion und Abschaffung des Partizipationskapitals im Umfang von 49'000 Partizipationsscheinen sowie die Erhöhung des ordentlichen Kapitals um CHF 49'000 auf neu CHF 186'347'698, durch Ausgabe von 49'000 Namenaktien von je CHF 1 Nennwert zum Umtausch an die Inhaber von noch im Umlauf befindlichen Partizipationsscheinen durchzuführen:

Offizielle Umtauschstellen	Credit Suisse First Boston Credit Suisse
Umtauschfrist	25. April bis 28. Juni 2002
Umtauschverhältnis	1 Partizipationsschein von CHF 1 Nennwert, Valor Nr. 1 213 870 (versehen mit Coupons Nr. 1 & ff.) wird umgetauscht in 1 neue Namenaktie von CHF 1 Nennwert, Valor Nr. 1 213 860.
Verbriefung / Titellieferung	In der Schweiz werden die Namenaktien grundsätzlich durch die SegaInterSettle AG («SIS») verwahrt. Auf besonderen Wunsch werden die Namenaktien als couponlose Einwegzertifikate ausgeliefert.
Dividendenberechtigung	Die neuen Namenaktien sind erstmals für das Rechnungsergebnis des laufenden Geschäftsjahres 2002 dividendenberechtigt. Die Dividende der Partizipationsscheine für das Geschäftsjahr 2001 wird am 29. April 2002 auf die umgetauschten Namenaktien ausbezahlt.
Kotierung	Die Namenaktien sind im Hauptsegment der SWX Swiss Exchange kotiert und werden an der virt-x gehandelt. Im weiteren sind die Namenaktien an den Börsen von Paris (Euronext) und New York (NYSE) kotiert.
Vorgehen für Bankkunden	Die Umbuchungen erfolgen per 25. April 2002. Der Umtausch wird anschliessend durch die Banken automatisch und ohne Spesen für die Deponenten vollzogen.
Vorgehen für Heimverwahrer	Inhaber von Partizipationsscheinen, die ihre Titel bei sich zu Hause oder in einem Banksafe verwahren, sind gebeten, ihre Partizipationsscheine bei ihrer Hausbank oder bei einer offiziellen Umtauschstelle zum Umtausch einzureichen.
Steuern	Den privaten Anlegern in der Schweiz erwachsen aus dem Umtausch der Partizipationsscheine keine Einkommens- oder Kapitalgewinnsteuern.
Eintrag ins Aktienregister	Die Partizipanten werden mit den umgetauschten Namenaktien (und unter Vorlage eines Eintragungsgesuches) als Aktionäre ins Aktienregister eingetragen. Gemäss Art. 4 der Statuten ist die Eintragung natürlicher oder juristischer Personen in das Aktienbuch als stimmberechtigte Aktionäre auf 5 % des Aktienkapitals beschränkt.

Dieses Kotierungsinserat stellt keinen Emissionsprospekt im Sinne von Art. 652a bzw. 1156 OR dar.

Ein Emissions- oder Kotierungsprospekt ist für den Umtausch der Partizipationsscheine nicht erforderlich.

---

25. April 2002

Die mit der Durchführung beauftragte Bank

CREDIT SUISSE FIRST BOSTON

	Valor	ISIN	Ticker Symbol
Namenaktie CHF 1 Nennwert	1 213 860	CH 001 213 860 5	ABEN
Partizipationsschein CHF 1 Nennwert	1 213 870	CH 001 213 870 4	

CREDIT SUISSE FIRST BOSTON

S T A T U T S

de

Adecco S.A.

société anonyme ayant son
siège à Chéserex

* * * * * * * * * * *

du 17 avril 2002

* * * * * * * * * * *

STATUTS d'Adecco S.A.
société anonyme à Chéserex

I. Raison sociale, siège, durée et but --

Art. 1

1 Il existe sous la raison sociale Adecco S.A. une société anonyme régie par les présents statuts et par le titre XXVI du Code des obligations. ----------------------

2 Le siège social est à Chéserex. La durée de la société est illimitée. ---------------

Art. 2

1 La société a pour but l'acquisition et la gestion de participations financières, sous quelque forme que ce soit, à toutes entreprises de services, commerciales, financières et industrielles, en Suisse et à l'étranger, notamment à des entreprises actives dans le domaine de la mise à disposition de personnel, de la surveillance, de l'inspection et du conseil. --

2 Elle pourra accorder des prêts à ces entreprises et pratiquer toutes opérations se rapportant au but précité, notamment contracter des emprunts et acquérir des immeubles. --

II. Structure du capital --

A. Capital-actions et actions --

Art. 3

Le capital-actions est de Fr. 186'347'698.-- (cent huitante-six millions trois cent quarante-sept mille six cent nonante-huit francs). Il est divisé en 186'347'698 (cent huitante-six millions trois cent quarante-sept mille six cent nonante-huit) actions nominatives d'une valeur nominale de Fr. 1.-- (un franc) chacune, entièrement libérées. --

Art. 3bis

1 Le conseil d'administration est autorisé à augmenter le capital-actions en une ou plusieurs étapes, jusqu'au 2 mai 2003, d'un maximum de Fr. 19'000'000.-- (dix-neuf millions de francs) par l'émission d'un maximum de 19'000'000 (dix-neuf millions) actions nominatives d'une valeur nominale de Fr. 1.-- (un franc) chacune, à libérer entièrement. Le conseil d'administration est autorisé selon l'article 12 des statuts à exclure le droit de souscription préférentiel des actionnaires et à l'attribuer à des tiers en cas d'utilisation des actions dans le cadre de l'acquisition d'entreprises, de parties d'entreprises, de participations ou dans le cadre d'un placement d'actions pour le financement de telles transactions. Dans les autres cas, le droit de souscription préférentiel des

actionnaires est garanti selon l'article 12 des statuts. Au cas où des droits de souscription préférentiels octroyés ne seraient pas exercés, ils seront mis à disposition du conseil d'administration qui décidera de leur utilisation dans l'intérêt de la société. --

2 Le prix d'émission, la nature des apports, la date à compter de laquelle les nouvelles actions donneront droit aux dividendes et les autres modalités de l'émission des actions seront déterminées par le conseil d'administration. --------

3 Les actions nominatives nouvellement émises sont sujettes aux restrictions à la transmissibilité de l'article 4 des statuts. --

Art. 3ter

1 Le capital-actions de la société sera augmenté d'un maximum de Fr. 7'082'612.-- (sept millions huitante-deux mille six cent douze francs) par l'émission d'un maximum de 7'082'612 (sept millions huitante-deux mille six cent douze) actions nominatives d'une valeur nominale de Fr. 1.-- (un franc) chacune, entièrement libérées, suite à l'exercice de droits d'option que le conseil d'administration octroie aux collaborateurs ainsi qu'aux membres du conseil d'administration de la société ou de ses sociétés affiliées. Les actions nominatives nouvellement émises sont sujettes aux restrictions à la transmissibilité de l'article 4 des statuts. --------------------------------------

2 Les droits de souscription préférentiels des actionnaires ainsi que le droit de souscrire préalablement sont exclus. --

3 Le conseil d'administration règle par une directive particulière les conditions et les modalités de l'octroi ainsi que l'exercice des droits d'option. -----------------

Art. 3quater

1 Le capital-actions de la société sera augmenté d'un montant total maximum de Fr. 15'400'000.-- (quinze millions quatre cent mille francs) par l'émission d'un maximum de 15'400'000 (quinze millions quatre cent mille) actions nominatives d'une valeur nominale de Fr. 1.-- (un franc) chacune, entièrement libérées, suite à l'exercice de droits d'option ou de droits de conversion attribués en relation avec l'émission d'emprunts obligataires ou d'autres obligations de la société ou de ses sociétés affiliées. ---

2 Le droit de souscription préférentiel des actionnaires relatif aux actions est exclu. L'acquisition d'actions par l'exercice des options ou des droits de conversion de même que le transfert ultérieur des actions sont soumis aux restrictions à la transmissibilité desdites actions prévues à l'article 4 des statuts. -

3 Le droit de souscription préférentiel des actionnaires relatif à la souscription d'emprunts obligataires ou d'autres obligations de la société peut être restreint ou exclu par le conseil d'administration (1) afin de financer l'acquisition d'entreprises, de parties d'entreprises ou de participations, ou encore afin de financer des investissements importants, de même que pour (2) émettre les emprunts convertibles ou à options sur les marchés internationaux des capitaux.

4 En cas d'exclusion du droit de souscription préférentiel, (1) les emprunts obligataires seront offerts au public aux conditions du marché, (2) la date d'exercice des options n'excédera pas cinq ans et celle des droits de conversion dix ans à partir de la date d'émission des emprunts, et (3) le prix d'exercice pour l'acquisition des nouvelles actions doit correspondre au moins au prix du marché au moment de l'émission de l'emprunt obligataire. ------------------------

Art. 4

1 Les propriétaires et usufruitiers des actions doivent se faire inscrire au registre des actions en indiquant leur nom, prénoms, adresse et nationalité (le siège pour les personnes morales). ---

2 Les acquéreurs d'actions nominatives peuvent requérir leur inscription au registre des actions avec droit de vote lorsqu'ils déclarent expressément détenir les actions en leur propre nom et pour leur propre compte. Aucune personne n'est inscrite au registre des actions avec droit de vote pour plus de 5 % du capital-actions nominatif inscrit au registre du commerce. Cette restriction à l'inscription vaut également pour les personnes qui détiennent pour tout ou partie des actions par le biais de nominees selon l'alinéa 3 du présent article. L'article 685d alinéa 3 du Code des obligations et l'alinéa 6 du présent article sont réservés. ---

3 Le conseil d'administration peut inscrire des nominees avec droit de vote au registre des actions pour 5 % au plus du capital-actions nominatif inscrit au registre du commerce. Au-delà de cette limite, le conseil d'administration peut inscrire des nominees avec droit de vote au registre des actions, si le nominee en question indique le nom, l'adresse et le nombre d'actions de la personne pour le compte de laquelle il détient 0,5 % ou plus du capital-actions nominatif inscrit au registre du commerce. Sont considérées comme nominees au sens de cette disposition, les personnes qui ne déclarent pas expressément, dans la requête d'inscription, détenir les actions pour leur propre compte ou avec lesquelles le conseil d'administration a conclu une convention correspondante. -

4 Les personnes morales, sociétés de personnes ou les groupes de personnes ou rapports de propriété en main commune, qui sont liés entre eux en ce qui concerne le capital ou les voix, par une direction unique ou de toute autre manière, ainsi que les personnes morales ou les sociétés de personnes qui agissent de manière concertée pour éluder les dispositions relatives à la limite de participation ou les nominees (notamment les syndicats), sont considérés comme une personne ou un nominee au sens des alinéas 2 et 3 du présent article. ---

5 Après avoir entendu l'actionnaire ou le nominee inscrit au registre des actions, le conseil d'administration peut radier leur inscription avec effet au jour de l'inscription, lorsque cette dernière est intervenue à cause d'informations erronées. L'intéressé doit être immédiatement informé de la radiation. -----------

6 Le conseil d'administration règle les détails et prend les mesures nécessaires au respect des normes ci-dessus. Dans des cas particuliers, le conseil d'administration peut accorder des exceptions à la limite de participation ou à la réglementation concernant les nominees. ---

7 La restriction d'inscription réglée par le présent article s'applique également aux actions souscrites ou acquises par l'exercice d'un droit de souscription préférentiel, d'un droit d'option ou d'un droit de conversion. --------------------------

Art. 5 La société peut émettre des certificats pour plusieurs actions. Les certificats peuvent être échangés en tout temps contre des certificats de partie inférieure ou de titre unique. ---

Art. 6 1 La société peut renoncer à imprimer et à délivrer les titres. Avec l'accord du propriétaire des actions, la société peut annuler les titres incorporant des actions nominatives lorsqu'ils lui sont remis. La société peut renoncer à émettre de nouveaux certificats à moins que le propriétaire des actions ne demande leur émission avec la coopération de la banque chargée de gérer les actions. ----------

2 Des actions nominatives dématérialisées ne peuvent être transférées que par cession et avec tous les droits qui y sont attachés. Pour être valable, la cession doit être annoncée à la société. Si un actionnaire mandate une banque pour gérer ses actions nominatives dématérialisées, ces actions ne peuvent être transférées qu'avec l'accord de la banque. -----------------------------------

3 Des actions nominatives dématérialisées ne peuvent être mises en gage qu'en faveur de la banque qui est chargée de les gérer, le contrat devant être conclu par écrit. Il n'est pas nécessaire d'en informer la société. Le droit d'exiger la délivrance d'un titre peut être transféré à la banque bénéficiaire du gage. Dans tous les autres cas, la mise en gage d'actions nominatives n'est valable que moyennant le transfert du titre. ---------------------------------------

Art. 7 1 La société ne reconnaît qu'un représentant par action. ---------------------------

2 Le droit de vote et tout autre droit liés à une action nominative ne peuvent être exercés à l'égard de la société que par un actionnaire, un usufruitier ou un nominee inscrit avec droit de vote au registre des actions. ---------------------------

Art. 8 L'assemblée générale peut en tout temps transformer les actions nominatives en actions au porteur, ou inversement les actions au porteur en actions nominatives, dans le cadre des dispositions légales applicables et conformément aux statuts. --

B. Capital-participation et bons de participation --------------------------------

Art. 9   abrogé.

Art. 10   abrogé.

Art. 11   abrogé.

C. Droits de souscription préférentiels ---

Art. 12   En cas d'augmentation du capital-actions, les actionnaires ont un droit de souscription préférentiel. --

III. Organes --

Art. 13   Les organes de la société sont : ---

            a) l'assemblée générale; --
            b) l'administration; ---
            c) l'organe de révision ---

A. Assemblée générale ---

Art. 14   1 L'assemblée générale est convoquée en séance ordinaire une fois par année, dans les six mois qui suivent la clôture de l'exercice, pour procéder à toutes opérations légales et statutaires, et notamment se prononcer sur la gestion du conseil d'administration et sur les comptes de l'exercice. ----------------------------

            2 Elle se réunit en séance extraordinaire notamment chaque fois que le conseil d'administration le juge utile ou nécessaire, ou à la demande d'un ou de plusieurs actionnaires représentant au moins le dixième du capital-actions, ou encore sur requête de l'organe de révision, des liquidateurs ou d'une assemblée générale. --

Art. 15   La convocation à l'assemblée générale est publiée dans les organes de publication selon l'art. 28 des statuts. Il doit s'écouler au moins 20 jours entre le jour de la publication et le jour de l'assemblée générale. La convocation à

l'assemblée générale doit contenir les objets portés à l'ordre du jour ainsi que les propositions du conseil d'administration et, le cas échéant, des actionnaires. -----

Art. 16 L'assemblée est présidée par le président du conseil d'administration ou un administrateur, lequel désigne le secrétaire et, éventuellement, le ou les scrutateurs. Le secrétaire et les scrutateurs peuvent ne pas être actionnaires. -----

Art. 17 1 Le conseil d'administration prend les dispositions relatives à la participation et à la représentation à l'assemblée générale. --

2 Un actionnaire ne peut être représenté à l'assemblée générale que par son représentant légal, par un autre actionnaire ayant le droit de vote, par un représentant institutionnel, par un représentant indépendant ou par un représentant dépositaire. --

3 La décision quant à l'acception d'un représentant échoit au président de l'assemblée générale. --

Art. 18 1 L'assemblée générale est régulièrement constituée quel que soit le nombre des actionnaires présents ou des actions représentées. ------------------------------

2 Tout actionnaire a, dans l'assemblée, autant de voix qu'il possède et représente d'actions. Sous réserve des dispositions contraires de la loi et des statuts, les élections ont lieu et les décisions sont prises à la majorité absolue des voix attribuées aux actions représentées; en règle générale, l'assemblée générale décide à main levée, sauf si un scrutin à bulletin secret est ordonné par le président ou demandé par des actionnaires qui démontrent détenir 5 % au moins de capital-actions. --

3 Une décision de l'assemblée générale recueillant au moins les deux tiers des voix attribuées aux actions représentées et la majorité absolue des valeurs nominales représentées est nécessaire pour : ------------------------------------

- la modification du but social; --

- l'introduction d'actions à droit de vote privilégié; ------------------------------

- la restriction de la transmissibilité des actions nominatives et la levée de telles restrictions; --

- l'augmentation autorisée ou conditionnelle du capital-actions; ----------------

- l'augmentation du capital-actions au moyen des fonds propres, contre apport en nature ou en vue d'une reprise de biens et l'octroi d'avantages particuliers; --

- la limitation ou la suppression du droit de souscription préférentiel; ----------

- le transfert du siège de la société; --

- la dissolution de la société sans liquidation. ------------------------------------

Art. 19   1 L'assemblée générale des actionnaires est le pouvoir suprême de la société. ---

2 Elle a le droit inaliénable : --

- d'adopter et de modifier les statuts; ---

- de nommer les membres du conseil d'administration et de l'organe de révision; --

- d'approuver le rapport annuel et les comptes de groupe; -----------------------

- d'approuver les comptes annuels ainsi que de déterminer l'emploi du bénéfice résultant du bilan, en particulier de fixer le dividende; ----------------

- de donner décharge aux membres du conseil d'administration; ----------------

- de prendre toutes les décisions qui lui sont réservées par la loi ou les statuts.

B. Administration --

Art. 20   1 L'administration de la société est confiée à un conseil de cinq à neuf membres, qui doivent être actionnaires. --

2 Les membres du conseil d'administration sont élus pour une année et rééligibles. --

3 La durée des fonctions prend fin le jour de l'assemblée générale. --------------

4 Le conseil d'administration se constitue lui-même. Il est autorisé à déléguer tout ou partie de la gestion à un ou plusieurs de ses membres, à des commissions ou à des tiers conformément au règlement d'organisation. Ce règlement fixe les modalités de la gestion, détermine les postes nécessaires, en définit les attributions et règle en particulier l'obligation de faire rapport. ---------

Art. 21   1 Le conseil d'administration décide de toutes les affaires de la société qui ne sont pas réservées de par la loi ou les statuts à un autre organe. --------------------

2 Le conseil d'administration a les attributions intransmissibles et inaliénables suivantes : --

- exercer la haute direction de la société et établir les instructions nécessaires;-

- fixer l'organisation; --

- fixer les principes de la comptabilité et du contrôle financier ainsi que le plan financier pour autant que celui-ci soit nécessaire à la gestion de la société; ---

- nommer et révoquer les personnes chargées de la gestion et de la représentation; ---

- exercer la haute surveillance sur les personnes chargées de la gestion pour s'assurer notamment qu'elles observent la loi, les statuts, les règlements et les instructions données; --

- établir le rapport de gestion, préparer l'assemblée générale et exécuter ses décisions; ---

- informer le juge en cas de surendettement. ---------------------------------------

Art. 22

1 La majorité des membres du conseil d'administration doit être présente pour que le conseil puisse prendre des décisions. ---------------------------------------

2 Les décisions sont prises à la majorité des voix de l'ensemble des membres du conseil d'administration. ---

3 En cas d'égalité des voix, celle du président n'est pas prépondérante. ----------

4 Aucun quorum quant à la présence n'est nécessaire pour des décisions du conseil d'administration relatives aux rapports d'augmentation du capital et celles devant revêtir la forme authentique. ---

C. Organe de révision --

Art.23

1 L'assemblée générale élit chaque année un organe de révision et un réviseur des comptes de groupe, dont les attributions sont celles prévues par la loi. L'organe de révision et le réviseur des comptes de groupe sont rééligibles. -------

2 L'assemblée générale peut élire chaque année un réviseur spécial, rééligible, ayant pour tâche de procéder aux vérifications spéciales (prévues par les articles 652f, 653f et 653i du Code des obligations) exigées lors d'augmentation de

capital. ---

IV. Comptabilité, Bilan, Bénéfice ---

Art. 24   Les exercices comptables sont annuels; dès et y compris l'année 1996, ils prennent fin le 31 décembre. ---

Art. 25   Le compte de pertes et profits et le bilan sont établis en conformité des dispositions du Code des obligations. --

Art. 26   1 Un vingtième (1/20) du bénéfice annuel est affecté aux réserves générales jusqu'à ce que ces dernières aient atteint un cinquième (1/5) du capital-actions et du capital-participation. --

            2 Le solde du bénéfice annuel est à la disposition de l'assemblée générale sous réserve des règles impératives de l'article 671 du Code des obligations. -----------

Art. 27   Une décision de dissolution ne peut être prise qu'à la majorité des deux tiers des voix attribuées à l'assemblée des actions composant le capital-actions. -----------

V. Publications --

Art. 28   Les publications sont valablement faites dans la Feuille officielle suisse du commerce. Le conseil d'administration peut décider de procéder à d'autres publications. ---

VI. Dispositions transitoires --

Art. 29   Conformément à la convention d'apports du 20 août 1996, et dans le cadre de l'offre publique d'échange soumise par la société aux actionnaires d'Ecco S.A., la société a acquis du Crédit Suisse (France) à titre d'apports en nature, 9'275'000 (neuf millions deux cent septante-cinq mille) actions Ecco S.A., entièrement libérées, d'une valeur nominale de FF 25.-- chacune. Ces actions sont transférées à la société pour un prix total de Frs 412'185'081.-- (quatre cent douze millions cent huitante-cinq mille huitante et un francs suisses) correspondant à la valeur attribuée à ces apports. En contrepartie, le Crédit Suisse (France) reçoit 9'534'700.-- (neuf millions cinq cent trente-quatre mille

sept cents) actions au porteur de la société, entièrement libérées, d'une valeur nominale de Frs 10.-- (dix francs suisses) chacune, représentant une valeur nominale totale de Frs 95'347'000.-- (nonante-cinq millions trois cent quarante-sept mille francs suisses); Frs 316'838'081.-- (trois cent seize millions huit cent trente-huit mille huitante et un francs suisses) sont comptabilisés à titre d'agio dans les livres de la société. --

Art. 30   La société a l'intention d'acquérir la totalité des actions de Olsten Corporation (Melville N.Y., USA) des actionnaires actuels de ladite société publique, conformément à un contrat de fusion (au sens du droit américain) daté du 17 août 1999, pour un prix total composé d'un maximum de US$ 356'000'000.-- (trois cent cinquante-six millions de dollars des Etats-Unis d'Amérique) en espèces et d'un maximum de 700'000 (sept cent mille) actions nominatives de la société de Fr. 10.-- (dix francs) valeur nominale chacune (remises en forme de "American Depositary Receipts")." --

STATUTS ADOPTES par l'assemblée générale constitutive du 2 mai 1967 et modifiés lors de la séance du Conseil du 17 avril 2002. ---

------------------------------------ L ' a t t e s t e : ---





 

ADECCO FULFILS ALL NECESSARY CONDITIONS FOR JOBPILOT ACQUISITION AND ANNOUNCES FINAL OFFER DEADLINE

CHESEREX, SWITZERLAND/ BAD HOMBURG, GERMANY April 29, 2002
Adecco SA (Swiss Stock Exchange - ADEN/ trading on Virt-x: 1213860), the world's leading provider of personnel services, today announced that all relevant conditions have been met to acquire all of the issued and outstanding share capital of jobpilot AG (Frankfurt Neuer Markt - JOA). In excess of the required 75% of jobpilot shareholders - more than 91% - have accepted the offer at the end of the offer period and regulatory authorities in all relevant jurisdictions have given their approval. The offer is therefore now unconditional. Pursuant to German law, all shareholders not having accepted the offer are given an additional period to do so. Such period will end on 10th May 2002. 12.00 midday.

According to Adecco Group CFO Felix Weber, "We are delighted that our offer has proved so attractive to jobpilot's shareholders and that regulatory approval for the acquisition has been granted sooner than expected. We strongly believe that jobpilot's entry into the Adecco family will create a leading European online staffing, recruiting and service company by combining jobpilot's internet platform with the branch network of Adecco. We are convinced that this is a great opportunity for the remaining jobpilot shareholders to accept the offer."

Dr. Roland Metzger, CEO and founder of jobpilot, said: "We thank our investors who strongly supported us und accepted this strategic deal. Now the vital process of integrating jobpilot into Adecco will be our focus. The e-Recruiting market will continue to be a growing market and we have all the options to shape and gain an even bigger portion of this market."

Credit Suisse First Boston acted as financial advisor to Adecco. J.P. Morgan acted as financial advisor to jobpilot.

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About Adecco
Adecco SA is a Forbes International 500 company and the global leader in HR Solutions. The Adecco network connects up to **700,000 associates** with business clients each day through its network of over **30,000 employees** and over **6,000 offices** in **59 countries**. Registered in Chéserex, Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and people seeking work.

Adecco SA comprises four divisions; **Adecco** Staffing; **Ajilon** Staffing & Managed Services; Career Services (**Lee Hecht Harrison**); e-Recruitment & Executive Search (**jobpilot** and **Alexandre TIC**); These divisions offer flexible staffing solutions to a wide range of global industries and professions, including IT, engineering, automotive, banking, logistics, telecommunications, finance, accounting, administrative, legal, sales and marketing. Together they provide a wealth of services and expertise in temporary, permanent, professional and managed staffing; career counselling, training, development and outplacement; e-recruitment (exploiting the internet) and executive search. Find out more about Adecco SA at www.adecco.com

Adecco SA is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

About jobpilot

jobpilot AG offers with jobpilot (www.Jobpilot.com) Europe's career market on the Internet. The company launched its innovative career portal in October 1995. Sites are now online in 15 European countries. Regular customers include all 30 companies listed in Germany's DAX share index as well as 21 companies in the EuroSTOXX^{sm} 50 share index.

jobpilot's range of services includes several innovative products in addition to publishing job vacancies and requests (jobpilot **work**_flow_, Direct-Selection, Online-Assessment, etc.). jobpilot's services are free of charge for job seekers.

jobpilot is based in Bad Homburg, near Frankfurt, Germany. European subsidiaries are located in Austria, Belgium, the Czech Republic, Denmark, France, Hungary, Italy, the Netherlands, Norway, Poland, Spain, Switzerland and the United Kingdom.

jobpilot is registered in Germany and is listed on the Neuer Markt of the Frankfurt Stock Exchange (Neuer Markt: WKN 514170, Symbol: JOA) You can find out more about jobpilot from our website: www.jobpilot.com

For further information, please contact:

Chris King, Adecco Corporate Communications
Tel: +41 1 878 8838; Mobile: +41 79 617 6606; Email: Chris.King@Adecco.com

John Bee, Adecco Corporate Communications
Tel: +41 1 878 8837; Mobile: +41 79 615 1750; Email: John.Bee@Adecco.com

Stephan Lindenfeld, jobpilot Public and Investor Relations
Tel: +49 6172 919 297 Mobile: +49 171 858 4892 Email:lindenfeld@jobpilot.com

Adecco S.A.

Adecco SA has received the following disclosures of shareholdings pursuant to Art. 20 SESTA:

The shareholders' agreement of the controlling group Philippe Foriel-Destezet – Klaus J. Jacobs will terminate on 8 May 2002 as originally stated. The two parties of the shareholders' agreement keep their former shareholdings.

The group on the side of Klaus J. Jacobs, composed of the charitable foundation "Jacobs Stiftung" (Zurich) and an association named "Jacobs Familienrat" (composed of Klaus J. Jacobs and family members), will remain. The group is beneficial owner of 36'455'280 registered shares of Adecco SA (19.57 %). The direct shareholders are KJ JACOBS AG (Zurich) and members of the family of Klaus J. Jacobs. Representative of the group is Mathias Völker (KJ JACOBS AG, Info@jacobsag.ch).

On the side of Philippe Foriel-Destezet, only Akila Finance S.A. (Luxembourg) will remain as direct shareholder of 34'163'580 registered shares (18.4%). Akila Finance S.A. (Luxembourg) which is owned and controlled by Philippe Foriel-Destezet is represented by Robert Reckinger (Akila Finance S.A, Info@akilafinance.lu).

Chéserex, 28 March 2002   Adecco S.A.